Mail Stop 4561

      May 16, 2006



Mr. Jeffrey H. Fisher
Chief Executive Officer
Innkeepers USA Trust
340 Royal Poinciana Way
Suite 306
Palm Beach, FL  33480

Re:	Innkeepers USA Trust
Form 10-K for the year ended December 31, 2005
      File No. 001-12201

Dear Mr. Fisher:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. As indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 15
1. We note in your correspondence letter to the Staff dated July
6,
2004 that you had the intent of adding disclosure within your filings related to impairment policies on deferred franchise conversion fees.
We further note that there have been sales of certain of your properties. In light of those sales, as well as other potential events that could impair the value of your future economic benefits under your management agreements, and the significance of deferred costs for both deferred franchise conversion fees and deferred lease acquisition costs, please disclose your impairment policies for these deferred costs within your critical accounting policies and within the notes to the financial statements. Supplementally, advise us how you specifically considered the impairment of these deferred assets based upon property dispositions planned or made during 2004 and 2005.

Schedule III - Real Estate and Accumulated Depreciation, page F-29
2. We note your disclosure and request that you clarify for us why the end of year 2004 balances, for both cost and accumulated depreciation, do not appear to reconcile to the amounts on your consolidated balance sheet and do not agree with the beginning of year 2005 balances.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Jeffrey Fisher
Innkeepers USA Trust
May 16, 2006
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